Aram Cretan Work History
Co-Founder and Head Brewer of Federation Brewing
2012 - Present
Aram manages all aspects of production. He has been brewing beer for 8 years, and completed a brewing apprenticeship at FreeWheel Brewing in Redwood City and a Brewing Science program at UC Davis. A graduate of Stanford University, he worked in Silicon Valley for a series of search engines before moving to Portland. While there, he worked as a bartender, in real estate, and as managing editor of a popular Portland bar culture website.